Exhibit 12.1

ARES MANAGEMENT, L.P. AND SUBSIDIARIES

Ration of Earnings to Fixed Charges

(Dollars in millions)	Years ended December 31
	2015	2014	2013	2012	2011
Interest expense and amortization of debt expense	$18.9	$8.6	$9.4	$8.6	$5.9
Swap interest expense	1.3	1.3	1.2	0.6	1.6
Preferred stock distribution (REIT)	0.0	--	--	--	--
Total fixed charges	$20.2	$9.9	$10.6	$9.2	$7.5

Pre-tax Income	$87.1	$141.8	$244.0	$323.9	$147.5

Plus:
Fixed Charges	20.2	9.9	10.6	9.2	7.5

Less:
Equity in earnings from affiliates	(0.7)	(0.7)	(0.7)	--	--
Preferred stock distribution (REIT)	(0.0)	--	--	--	--

Earnings as adjusted	$106.6	$151.0	$253.9	$333.1	$155.0

Ratio of earnings to fixed charges	5.2	15.2	23.9	36.2	20.7